ARGENTEX MINING CORPORATION
(An Exploration Stage Company)

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

At January 31, 2014 and 2013 and
for the Years Ended January 31, 2014, 2013 and 2012

(Stated in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Argentex Mining Corporation
(An exploration stage company)

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Argentex Mining Corporation, which comprise the consolidated balance sheets as at January 31, 2014 and 2013, and the consolidated statements of operations and comprehensive loss, stockholders’ equity (deficiency) and cash flows for each of the three years ended January 31, 2014, 2013 and 2012, and for the cumulative period from December 21, 2001 (date of inception) to January 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Argentex Mining Corporation as at January 31, 2014 and 2013 and the results of its operations and its cash flows for each of the three years ended January 31, 2014, 2013 and 2012 and for the cumulative period from inception, December 21, 2001 to January 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Vancouver, Canada	“Morgan LLP”

May 13, 2014	Chartered Accountants

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
AT JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

	Note	2014	2013

ASSETS

Current assets
Cash and cash equivalents		$2,615,966	$2,117,142
Receivables		4,238	33,357
Prepaid expenses and deposits		45,187	56,957
Loan receivable	3,15	260,000	-

Total current assets		2,925,391	2,207,456

Property and equipment	4	366,090	421,307

Mineral property interest	5	815,000	815,000

Total assets		$4,106,481	$3,443,763

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	6	$247,303	$441,638
Due to related parties	8	83,810	13,639

Total current liabilities		331,113	455,277

Long term debt	7	34,966	-

Stockholders' equity
Preferred stock, no par value, unlimited authorized, nil shares issued and outstanding Common stock, no par value, unlimited authorized Share capital-87,992,975 and 71,677,317 issued and outstanding	10	39,005,790	35,304,627
Additional paid-in capital		7,910,589	6,877,657
Deficit accumulated during the exploration stage		(43,132,950)	(39,169,460)
Accumulated other comprehensive loss		(43,027)	(24,338)

Total stockholders' equity		3,740,402	2,988,486

Total liabilities and stockholders' equity		$4,106,481	$3,443,763

Subsequent events	15

Approved on behalf of the Board of Directors:

“Don Siemens”	“Stephen Hanson”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Stated in U.S. Dollars)

					From
					December 21,
		For the Years Ended			2001
		January 31,			(Inception)
					to January 31,
	Note	2014	2013	2012	2014

Expenses

Consulting	8	$651,776	$941,385	$1,357,785	$7,936,017
Depreciation		61,414	65,760	29,627	195,181
Director fees	8	93,727	225,797	26,205	345,729
Foreign exchange loss (gain)		283,632	(108,848)	(29,677)	297,363
Mineral property interests	5	1,642,510	5,147,673	6,085,967	23,374,753
Office and sundry		103,011	141,473	226,140	1,149,317
Professional		459,604	420,027	450,626	3,382,890
Rent		45,168	43,925	49,642	278,300
Salaries and benefits	8	372,806	543,256	166,404	1,082,466
Shareholder and investor relations		90,002	248,868	414,883	2,761,867
Tax on Argentine bank transactions and on assets		56,109	74,469	69,635	200,213
Transfer agent and filing		79,046	53,351	22,154	476,714
Travel		56,788	172,929	181,910	837,974
Write-down of mineral claims		-	-	-	408,496

Loss before other items:		(3,995,593)	(7,970,065)	(9,051,301)	(42,727,280)

Interest income		57,275	65,562	77,329	203,861
Miscellaneous income		27,271	-	-	27,271
Interest expense		(38,254)	(1,328)	(24,410)	(600,494)

Net loss for the period before income taxes		(3,949,301)	(7,905,831)	(8,998,382)	(43,096,642)

Income tax expense	14	14,189	22,119	-	36,308

Net loss for the period		(3,963,490)	(7,927,950)	(8,998,382)	(43,132,950)

Other comprehensive (loss) income
Unrealized (loss) gain on foreign exchange
Translation		(18,689)	(44,182)	19,844	(43,027)

Comprehensive loss for the period		$(3,982,179)	$(7,972,132)	$(8,978,538)	$(43,175,977)

Net loss per share - basic and diluted		$(0.05)	$(0.11)	$(0.14)

Weighted average number of shares outstanding - basic and diluted		79,524,172	71,669,755	64,974,694

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
FOR THE CUMULATIVE PERIOD FROM INCEPTION, DECEMBER 21, 2001 TO JANUARY 31, 2014
(Stated in U.S. Dollars)

	Preferred Stock
	Series A Convertible		Common Stock
								Accumulated	Total
					Additional			Other	Stockholders’
	Number of	Par	Number of	Share	Paid-in	Shares	Accumulated	Comprehensive	Equity
	Shares	Value	Shares	Capital	Capital	Subscribed	Deficit	Income (Loss)	(Deficiency)

Balance at December 21, 2001 (inception)	-	$-	-	$-	$-		$-	$-	$-
Common stock issued for cash	-	-	9,620,000	9,620	87,780	-	-	-	97,400
Net loss for the period	-	-	-	-	-	-	(11,327)	-	(11,327)
Balance at January 31, 2002	-	-	9,620,000	9,620	87,780	-	(11,327)	-	86,073
Net loss for the year	-	-	-	-	-	-	(58,694)	-	(58,694)
Balance at January 31, 2003	-	-	9,620,000	9,620	87,780	-	(70,021)	-	27,379
Net loss for the year	-	-	-	-	-	-	(31,390)	-	(31,390)
Balance at January 31, 2004	-	-	9,620,000	9,620	87,780	-	(101,411)	-	(4,011)
Stock returned to treasury	-	-	(4,600,000)	(4,600)	4,600	-	-	-	-
Preferred stock issued for cash	2,000	2	-	-	1,997,498	-	-	-	1,997,500
Stock issued to acquire wholly-owned subsidiary	-	-	833,333	833	32,500	-	-	-	33,333
Stock issued to acquire a mineral property	-	-	833,333	834	32,500	-	-	-	33,334
Stock dividend	-	-	13,373,332	13,373	(13,373)	-	-	-	-
Stock issued for consulting fees	-	-	200,000	200	2,460	-	-	-	2,660
Net loss for the year	-	-	-	-	-	-	(2,293,257)	-	(2,293,257)
Balance at January 31, 2005	2,000	2	20,259,998	20,260	2,143,965	-	(2,394,668)	-	(230,441)
Conversion of preferred stock	(2,000)	(2)	2,222,223	2,222	(2,220)	-	-	-	-
Stock returned to treasury	-	-	(4,749,998)	(4,750)	(58,417)	-	-	-	(63,167)
Common stock issued for cash	-	-	666,667	667	199,333	-	-	-	200,000
Stock-based compensation	-	-	-	-	164,521	-	-	-	164,521
Non-cash interest	-	-	-	-	333,333	-	-	-	333,333
Net loss for the year	-	-	-	-	-	-	(1,478,308)	-	(1,478,308)
Balance at January 31, 2006	-	-	18,398,890	18,399	2,780,515	-	(3,872,976)	-	(1,074,062)
Conversion of promissory note	-	-	833,333	833	249,167	-	-	-	250,000
Common stock issued for cash	-	-	1,534,500	1,535	1,532,965	-	-	-	1,534,500
Cost of issuing stock	-	-	-	-	(78,750)	-	-	-	(78,750)
Common stock issued for services	-	-	30,000	30	49,470	-	-	-	49,500
Exercise of stock options	-	-	200,000	200	49,800	-	-	-	50,000
Stock-based compensation	-	-	-	-	477,592	-	-	-	477,592
Net loss for the year	-	-	-	-	-	-	(2,331,509)	-	(2,331,509)

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
FOR THE CUMULATIVE PEROD FROM INCEPTION, DECEMBER 31, 2001 TO JANUARY 31, 2014
(Stated in U.S. Dollars)
(Continued)

	Preferred Stock
	Series A Convertible		Common Stock
								Accumulated	Total
					Additional			Other	Stockholders’
	Number of	Par	Number of	Share	Paid-in	Shares	Accumulated	Comprehensive	Equity
	Shares	Value	Shares	Capital	Capital	Subscribed	Deficit	Income (Loss)	(Deficiency)

Balance at January 31, 2007	-	-	20,996,723	20,997	5,060,759	-	(6,204,485)	-	(1,122,729)
Conversion of promissory note	-	-	3,720,776	3,720	1,386,348	-	-	-	1,390,068
Common stock issued for cash	-	-	1,930,720	1,931	2,224,933	-	-	-	2,226,864
Common stock issued for finders fee	-	-	180,000	180	-	-	-	-	180
Cost of issuing stock	-	-	-	-	(12,708)	-	-	-	(12,708)
Common stock issued for services	-	-	150,000	150	202,350	-	-	-	202,500
Exercise of warrants	-	-	666,667	667	266,000	-	-	-	266,667
Exercise of stock options	-	-	666,667	666	214,001	-	-	-	214,667
Stock-based compensation	-	-	-	-	928,176	-	-	-	928,176
Net loss for the year	-	-	-	-	-	-	(3,688,314)	-	(3,688,314)
Balance at January 31, 2008	-	-	28,311,553	28,311	10,269,859	-	(9,892,799)	-	405,371
Common stock issued for cash	-	-	4,279,000	4,280	4,050,720	-	-	-	4,055,000
Cost of issuing stock	-	-	-	-	(330,893)	-	-	-	(330,893)
Debt discount	-	-	-	-	49,985	-	-	-	49,985
Stock-based compensation	-	-	-	-	147,133	-	-	-	147,133
Net loss for the year	-	-	-	-	-	-	(4,527,835)	-	(4,527,835)
Balance at January 31, 2009	-	-	32,590,553	32,591	14,186,804	-	(14,420,634)	-	(201,239)
Conversion of convertible debenture	-	-	1,500,000	1,500	148,500	-	-	-	150,000
Equity component of convertible debenture
converted	-	-	-	-	(44,102)	-	-	-	(44,102)
Common stock issued for cash	-	-	9,056,201	9,056	5,180,691	-	-	-	5,189,747
Cost of issuing stock	-	-	-	-	(240,584)	-	-	-	(240,584)
Exercise of warrants	-	-	500,000	500	119,500	-	-	-	120,000
Exercise of stock options	-	-	275,000	275	77,725	-	-	-	78,000
Stock-based compensation	-	-	-	-	566,923	-	-	-	566,923
Net loss for the year	-	-	-	-	-	-	(2,658,296)	-	(2,658,296)
Unrealized foreign exchange loss	-	-	-	-	-	-	-	(30,213)	(30,213)
Balance at January 31, 2010	-	-	43,921,754	43,922	19,995,457	-	(17,078,930)	(30,213)	2,930,236
Common stock issued for cash	-	-	10,804,706	10,805	7,109,264	-	-	-	7,120,069
Exercise of stock options	-	-	458,334	458	163,476	-	-	-	163,934
Exercise of warrants	-	-	1,403,128	1,403	502,036	-	-	-	503,439
Shares subscribed	-	-	-	-	-	104,380	-	-	104,380
Stock-based compensation	-	-	-	-	556,875	-	-	-	556,875
Net loss for the year	-	-	-	-	-	-	(5,164,198)	-	(5,164,198)
Unrealized foreign exchange gain	-	-	-	-	-	-	-	30,213	30,213

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
FOR THE CUMULATIVE PEROD FROM INCEPTION, DECEMBER 31, 2001 TO JANUARY 31, 2014
(Stated in U.S. Dollars)
(Continued)

	Preferred Stock
	Series A Convertible		Common Stock
								Accumulated	Total
	Number				Additional			Other	Stockholders’
	of	Par	Number of	Share	Paid-in	Shares	Accumulated	Comprehensive	Equity
	Shares	Value	Shares	Capital	Capital	Subscribed	Deficit	Income (Loss)	(Deficiency)

Balance at January 31, 2011	-	-	56,587,922	56,588	28,327,108	104,380	(22,243,128)	-	6,244,948
Common stock issued for cash	-	-	8,700,000	10,120,058	-	-	-	-	10,120,058
Warrants issued for cash	-	-	-	-	54,377	-	-	-	54,377
Cost of issuing stock	-	-	-	(1,109,591)	124,343	-	-	-	(985,248)
Cost of issuing warrants for cash	-	-	-	-	(9,589)	-	-	-	(9,589)
Exercise of stock options	-	-	1,242,500	251,080	301,620	-	-	-	552,700
Exercise of warrants	-	-	4,906,895	773,728	1,680,370	(104,380)	-	-	2,349,718
Reallocation upon re-domicile	-	-	-	25,131,164	(25,131,164)	-	-	-	-
Stock-based compensation	-	-	-	-	647,382	-	-	-	647,382
Net loss for the year	-	-	-	-	-	-	(8,998,382)	-	(8,998,382)
Foreign currency translation gain	-	-	-	-	-	-	-	19,844	19,844
Balance at January 31, 2012			71,437,317	35,223,027	5,994,447		(31,241,510)	19,844	9,995,808

Exercise of stock options	-	-	240,000	81,600	-	-	-	-	81,600
Stock-based compensation	-	-	-	-	883,210	-	-	-	883,210
Net loss for the year	-	-	-	-	-	-	(7,927,950)	-	(7,927,950)
Foreign currency translation (loss)	-	-	-	-	-	-	-	(44,182)	(44,182)
Balance at January 31, 2013	-	$-	71,677,317	$35,304,627	$6,877,657	$-	$(39,169,460)	$(24,338)	$2,988,486

Common stock issued for cash	-	-	8,874,824	2,014,889	418,258	-	-	-	2,433,147
Issuance of convertible debenture			-	-	2,300,000	-	-	-	2,300,000
Partial conversion of convertible debenture			7,440,834	1,686,274	(1,686,274)	-	-	-	-
Stock-based compensation			-	-	948	-	-	-	948
Net loss for the year	-	-	-	-	-	-	(3,963,490)	-	(3,963,490)
Foreign currency translation gain (loss)	-	-	-	-	-	-	-	(18,689)	(18,689)

Balance at January 31, 2014	-	$-	87,992,975	$39,005,790	$7,910,589	$-	$(43,132,950)	$(43,027)	$3,740,402

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

		For the Years Ended			From December 21,
		January 31,			2001 (Inception) to
	Note	2014	2013	2012	January 31, 2014

Cash flows used in operating activities
Net lossfor the period		$(3,963,490)	$(7,927,950)	$(8,998,382)	$(43,132,950)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation		61,414	65,760	29,627	195,181
Stock-based compensation		948	883,210	647,382	4,575,260
Miscellaneous income		(27,271)			(27,271)
Debt discount		-	-	-	5,881
Shares issued to acquire mineral properties		-	-	-	3,500
Shares issued in payment of bonus		-	-	-	52,160
Non-cash interest		32,697	-	-	366,030
Write-down of mineral claims		-	-	-	408,496
Changes in operating assets and liabilities
Receivables		29,119	33,736	(33,991)	(4,238)
Prepaid expenses and deposits		11,770	12,228	(28,036)	(45,861)
Accounts payable and accrued liabilities		(194,335)	(180,439)	151,163	387,192
Due to (from) related parties		70,171	(14,786)	(218,881)	83,810

Net cash used in operating activities		(3,978,977)	(7,128,241)	(8,451,118)	(37,132,810)

Cash flows used in investing activities
Acquisition of mineral property interests		-	-	-	(408,496)
Acquisition of surface rights to mineral property		-	-	-	(815,000)
Issuance of loan	3	(2,300,000)	-	-	(2,300,000)
Receipt of loan repayment and applicable taxes	3	2,067,271	-	-	2,067,271
Purchase of short-term investments		-	-	(4,109,097)	(4,109,097)
Redemption of short-term investments		-	-	4,109,097	4,109,097
Acquisition of equipment		(6,197)	(38,899)	(363,682)	(561,039)

Net cash used in investing activities		(238,926)	(38,899)	(363,682)	(2,017,264)

Cash flows from financing activities
Proceeds from issuance of convertible debentures	9	2,300,000	-	-	3,950,000
Issuance of promissory notes		-	-	-	790,410
Repayment of promissory notes		-	-	-	(790,410)
Proceeds from issuance of capital stock/warrants	10	2,433,147	81,600	12,082,016	37,751,977
Proceeds from shares subscribed		-	-	-	104,380

Net cash provided by financing activities		4,733,147	81,600	12,082,016	41,806,357

Effects of foreign currency exchange		(16,420)	(46,625)	22,729	(40,317)

Increase (decrease) in cash during the period		498.824	(7,132,165)	3,289,945	2,615,966

Cash and cash equivalents, beginning of period		2,117,142	9,249,307	5,959,362	-

Cash and cash equivalents, end of period		$2,615,966	$2,117,142	$9,249,307	$2,615,966

Supplemental disclosures
Cash paid (received) during the period for:
Taxes		$46,513	$98,080	$3,180	$148,850
Interest		$(52,622)	$(69,513)	$(71,577)	$(107,629)

Non-cash financing transactions:
Conversion of convertible debenture into common stock		$2,040,000	$-	$-	$2,190,000
Stock based compensation on issuance of brokers warrants		$-	$-	$-	$145,488
Notes and accrued interest converted to common stock		$-	$-	$-	$1,390,008

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Argentex Mining Corporation (“Argentex” or the “Company”) was originally incorporated in the State of Nevada on December 21, 2001 under the name Delbrook Corporation. On March 15, 2004, the Company changed its name to Argentex Mining Corporation. On June 8, 2011, the Company moved its jurisdiction of domicile from the United States to the Province of British Columbia, Canada.

The Company has one wholly-owned subsidiary, SCRN Properties Ltd. (“SCRN”). SCRN was originally formed as a Delaware corporation on February 13, 2004, and on June 3, 2011, it moved its jurisdiction of domicile from the State of Delaware to the Province of British Columbia, Canada. SCRN was formed for the purpose of acquiring and exploring natural resource properties in Argentina.

Exploration Stage

The Company is primarily involved in acquiring and exploring mineral properties in Argentina. The Company is in the exploration stage of its mineral property development and to date has not yet established any proven mineral reserves on its existing properties. The Company has not produced any significant revenues from its principal business or commenced significant operations and it is considered an exploration stage company as defined by Securities and Exchange Commission (“SEC”) Industry Guide 7 with reference to Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) topic 915 Development Stage Entities.

Basis of Presentation and Principles of Consolidation

These consolidated financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of consolidated financial statements requires management to make estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the GAAP framework and all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the periods presented have been reflected herein.

These consolidated financial statements include the financial statements of Argentex and SCRN. All significant intercompany balances and transactions have been eliminated from the consolidated financial results.

Use of Estimates

The preparation of the Company's consolidated financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. The more significant areas requiring the use of management’s estimates and assumptions relate to valuation allowances for deferred tax assets, the valuation of warrants and the valuation of stock-based compensation expense. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reclassifications

Certain reclassifications have been made to prior fiscal year amounts or balances to conform to the presentation in the current fiscal year. In the statement of operations, tax on argentine bank transactions were increased by $49,262 and office and sundry expenses were reduced by $49,262. These reclassifications did not have a material impact on the Company’s previously reported consolidated financial statements.

Foreign Currency

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the Canadian dollar (“CDN$”). The functional currency of SCRN is the U.S. dollar (“US$”).

The accounts of the Company are translated into our reporting currency, the U.S. dollar as follows:

a)	all of the assets and liabilities are translated at the rate of exchange in effect on the date of the balance sheets;

b)	revenue and expenses are translated at the exchange rate approximating those in effect on the date of the transactions; and

c)	exchange gains and losses arising from translation are included in accumulated other comprehensive income/loss, which is a separate component of equity.

Monetary assets and liabilities denominated in foreign currencies are translated using period end foreign currency exchange rates and expenses are translated using average foreign currency exchange rates during the reporting periods in which the expenses were transacted. Non-monetary assets and liabilities are translated at their historical foreign currency exchange rates. Gains and losses resulting from foreign exchange transactions are included in the determination of net income/loss for the period.

Fair Value Measurements

Financial Instruments

Pursuant to ASC 820, Fair Value Measurements and Disclosures and ASC 825, Financial Instruments, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 and 825 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 and 825 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments consist principally of cash. Pursuant to ASC 820 and 825, the fair value of our cash is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of its other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s balance sheet as at January 31, 2014 and January 31, 2013 as follows:

Cash and Cash Equivalents, and Short-term Investments

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents and investments with initial maturities of more than three months to be short-term investments. The following tables summarize the Company’s financial assets’ adjusted cost, unrealized gains and fair value by significant investment category recorded as cash and cash equivalents as of January 31, 2014 and January 31, 2013:

January 31, 2014

		Adjusted Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents
Level 1:	Cash	$ 2,615,959	$ 7	$ 2,615,966	$ 2,615,966

January 31, 2013

		Adjusted Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents
Level 1:	Cash	$ 2,116,467	$ 675	$ 2,117,142	$ 2,117,142

The Company’s cash equivalent instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The Company had no transfers between level 1 and level 2 during the year.

Property and Equipment

Equipment is recorded at cost and depreciated using the declining balance method over their estimated useful lives at 20% for furniture, fixtures and exploration equipment and 30% for computer equipment. Buildings are recorded at cost and depreciated using the straight line method over their estimated useful lives of 10 years.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life. Recoverability of these assets is measured by comparison of its carrying amount to future undiscounted cash flows the assets are expected to generate. An impairment loss is recognized when the carrying amount exceeds its estimated recoverable value.

Mineral Property Interests

The Company is primarily engaged in the acquisition and exploration of mining properties. Mineral property acquisition costs and mineral exploration rights are initially capitalized when incurred. Mineral property exploration costs are expensed as incurred. The Company assesses the carrying costs for impairment when indicators of impairment exist. If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, development costs will be amortized using the units-of-production method over the established life of the reserve.

As of the date of these financial statements, the Company has yet to establish proven or probable reserves on any of its mineral properties.

Realization of the Company’s investment in and expenditures on mineral properties is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of permits and the potential for problems arising from government conveyance accuracy, prior unregistered agreements or transfers, indigenous land claims, confirmation of physical boundaries, and title may be affected by undetected defects. The Company does not carry title insurance. The Company has evaluated title to all of its mineral properties and believes, to the best of its knowledge, that evidence of title is adequate and acceptable given the current stage of exploration.

Asset Retirement Obligations

The Company records the fair value of estimated asset retirement obligations (“AROs”) associated with tangible long-lived assets once there is a legal obligation to settle under existing or enacted law, statute, written or oral contract or by legal construction. These obligations, which are initially estimated based on discounted cash flow estimates, are accreted to full value over time through charges to operations. In addition, asset retirement costs (“ARCs”) would be capitalized as part of the related asset’s carrying value and are depreciated (primarily on a unit-of-production basis) over the asset’s respective useful life. Reclamation costs for future remeditation will be recognized as an ARO and a related ARC in the period when an ARO arises. Changes in regulations or laws, any instances of non-compliance with laws or regulations that result in fines, or any unforeseen environmental contamination could result in a material impact to the amounts charged to earnings for reclamation and remediation. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over long periods of time and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of the AROs can materially change over time.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. A valuation allowance is applied when in management’s view it is more likely than not (50%) that such deferred tax will not be utilized. The Company’s operations involve dealing with uncertainties and judgments in applying complex tax regulations in Canada, the United States, and Argentina. The final taxes paid are dependent upon many factors including negotiations with tax authorities in various jurisdictions.

The Company records potential withholding tax, value added tax and mineral property tax liabilities based on management’s estimate of whether and the extent to which taxes may be refunded or deemed payable.

In the unlikely event that an uncertain tax position exists in which the Company could incur income taxes, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax position would then be recorded if the Company determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount is reasonably estimable. As of January 31, 2014, management of the Company does not believe it has any uncertain tax positions that would result in the Company having a liability to the taxing authorities. However, as a result of the Company’s change in its corporate jurisdiction from the United States to Canada on June 8, 2011, management of the Company believes that it may encounter certain uncertain tax positions as follows:

United States Federal Income Tax Consequences

The change in the Company’s corporate jurisdiction for U.S. federal income tax purposes is treated as the transfer of the assets from the United States to Canada. The Company has recognized a gain on the assets held by it at the time of the change in its corporate jurisdiction to the extent that the fair market value of the transferred assets exceeded their respective accounting values. The calculation of the gain was made separately for each asset held by the Company. The determination of fair market value was estimated by the Company’s management and is subject to review by U.S. tax authorities. In addition, the Company may still be treated as a U.S. corporation and taxed on its worldwide income and/or classified as a passive foreign investment company.

Canadian Federal Income Tax Consequences

As a result of the merger, Argentex Delaware as the non-surviving corporation is considered to have disposed of its assets to Argentex Nevada for proceeds equal to their fair market value. Argentex Delaware is subject to Canadian federal income tax liabilities with respect to any gains realized as a result of the deemed disposition of all of its assets that constitute “taxable Canadian property” for the purposes of the Canadian federal income tax. As a result of the continuation, Argentex BC is deemed to have disposed of, and immediately thereafter reacquired, all of its assets at their then fair market value. Gains arising on the deemed disposition of taxable Canadian property of Argentex BC, if any, are subject to tax in Canada. However, if the adjusted cost base of the assets of Argentex BC is equal to the fair market value of the assets, due to the assets having been acquired by Argentex Nevada in the course of the merger shortly prior to the continuation in a disposition deemed to have taken place at fair market value, then no gain should be realized by Argentex BC.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes, continued

As at January 31, 2014, the Company had net operating loss carry forwards; however, due to the uncertainty of realization, the Company has provided a full valuation allowance for the potential deferred tax assets resulting from these losses carry forwards.

Basic and Diluted Net Loss per Common Share

Basic and diluted net loss per share calculations are calculated on the basis of the weighted average number of common shares outstanding during the period. The per share amounts include the dilutive effect of common stock equivalents in periods with net income. Basic and diluted loss per share is the same due to the anti-dilutive nature of potential common stock equivalents. As of January 31, 2014 the Company had 5,315,000 stock options and 18,962,535 warrants outstanding which were not included in the calculation of net loss per share for the period because they would have been anti-dilutive.

Other Comprehensive Income/Loss

Other comprehensive income/loss reflects changes in equity that result from transactions and economic events from non-owner sources.

Stock Based Compensation

The Company follows ASC 718, Compensation - Stock Compensation, which addresses the accounting for stock based payment transactions, requiring such transactions to be accounted for using the fair value method. Awards of shares for property or services are recorded at the more readily measurable of the fair value of the stock and the fair value of the property or service. The Company uses the Black-Scholes option-pricing model to determine the grant date fair-value of stock based awards under ASC 718. The fair value is recorded in expenses depending on the terms and conditions of the award, and the nature of the relationship of the recipient of the award to the Company. The Company records the grant date fair value in expenses in line with the period over which it was earned. For employees and management this is typically considered to be the vesting period of the award. For consultants the fair value of the award is recorded in expenses over the term of the service period, and unvested amounts are revalued at each reporting period over the service period. The Company estimates the expected forfeitures and updates the valuation accordingly.

Recently Adopted Accounting Pronouncements

In January 2013, the FASB issued ASU No. 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarifies which instruments and transactions are subject to the offsetting disclosure requirements originally established by ASU 2011-11. The new ASU addresses preparer concerns that the scope of the disclosure requirements under ASU 2011-11 was overly broad and imposed unintended costs that were not commensurate with estimated benefits to financial statement users. In choosing to narrow the scope of the offsetting disclosures, the Board determined that it could make them more operable and cost effective for preparers while still giving financial statement users sufficient information to analyze the most significant presentation differences between financial statements prepared in accordance with U.S. GAAP and those prepared under IFRS. Like ASU 2011-11, the amendments in this update will be effective for fiscal periods beginning on, or after January 1, 2013. The adoption of ASU 2013-01 has not had a material impact on our financial position or results of operations.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Recently Adopted Accounting Pronouncements, continued

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in the ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP. The new amendments will require an organization to:

- Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period; and

- Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. The adoption of ASU No. 2013-02 has not had a material impact on the Company’s financial position or results of operations.

In April 2013, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2013-07, Presentation of Financial Statements (Topic 205): Liquidation Basis of Accounting. Under the new standard, an organization will be required to prepare its financial statements using the liquidation basis of accounting when liquidation is “imminent.” Liquidation is considered imminent when the likelihood is remote that the organization will return from liquidation and either (a) a plan for liquidation is approved by the person or persons with the authority to make such a plan effective and the likelihood is remote that the execution of the plan will be blocked by other parties or (b) a plan for liquidation is being imposed by other forces (for example, involuntary bankruptcy). In addition, the new standard provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation method of accounting. The new standard is effective for entities that determine liquidation is imminent during annual periods beginning after December 15, 2013, and interim reporting periods therein. Entities are to apply the requirements prospectively from the day that liquidation becomes imminent, and early adoption is permitted. We are currently unable to determine the impact on our financial statements of the new standard should we be required to adopt it in the future.

NOTE 3 – LOAN RECEIVABLE

Immediately following its July 2, 2013 financing as disclosed in notes 9 and 10, in an effort to protect the Company from the devaluation of the Argentine peso, the Company’s subsidiary, SCRN Properties Ltd. made a loan of $2,300,000 (12,408,500 pesos). The borrower, an Argentine “Mutual”, is the Argentine equivalent of a credit union. The loan is non-interest bearing, repayable in pesos in nine consecutive monthly installments, beginning on July 15, 2013 and ending on March 17, 2014, with the amount of each installment linked to the U.S. dollar. In the event of a default, default interest will be accrued on the unpaid principal at the rate of 9.3% per annum. Austral Gold Limited has guaranteed repayment of the loan.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 3 – LOAN RECEIVABLE, continued

During the year ended January 31, 2014, $2,040,000 plus taxes of $27,770 equivalent in Argentine pesos on the local exchange gain on the loan repayments, was repaid to the Company, leaving a balance receivable as at January 31, 2014 of $260,000. The balance of the loan was repaid to the Company effective March 17, 2014.

NOTE 4 – PROPERTY AND EQUIPMENT

		January 31, 2014
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$56,043	$238,918
Equipment	187,199	87,835	99,364
Furniture and fixtures	19,185	11,179	8,006
Computer equipment	59,102	39,300	19,802
	$560,447	$194,357	$366,090

		January 31, 2013
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$29,496	$265,465
Equipment	183,407	63,043	120,364
Furniture and fixtures	19,185	9,178	10,007
Computer equipment	56,697	31,226	25,471
	$554,250	$132,943	$421,307

NOTE 5 – MINERAL PROPERTY INTERESTS

a)	Pinguino Project

Pursuant to the terms of a mineral property option agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director, the Company purchased a 100% interest in a mineral property located in the Santa Cruz Province of the Republic of Argentina, known as the Pinguino Property. The agreement also provides for an area of interest such that, in the event that the optionor records any property claims within five (5) kilometers of the boundaries of the property, such claims will become subject to the mineral property option agreement.

To acquire the property the Company paid a total of approximately $393,390 (CDN$ 450,000) between 2004 and 2008. The Company wrote off the acquisition costs in a prior year. The agreement is subject to a 2% net smelter royalty. The Company has the right at any time up to 60 days after commencement of commercial production to repurchase either one-half of the royalty for approximately $900,000 (CDN$1,000,000) or all of the royalty for approximately $1,800,000 (CDN$2,000,000).

On December 10, 2010, the Company entered into an agreement with a land owner whereby the Company purchased surface rights to the major portion of the property, known as El Piche, for $815,000. The Company completed this acquisition on December 17, 2010.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 5 – MINERAL PROPERTY INTERESTS, continued

b)	Condor Project

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in certain mineral claims located in the Santa Cruz Province of the Republic of Argentina, known as the Condor Property, subject to a 2% net smelter return royalty in favor of an ex-director. The Company wrote off the acquisition costs in a prior year. The Company has the right to repurchase either one-half of the royalty for approximately $900,000 (CDN$1,000,000) or all of the royalty for $1,800,000 (CDN$2,000,000).

c)	Contreras, other Santa Cruz and Rio Negro Projects

Pursuant to the terms of a Mineral Property Acquisition Agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director of the Company, the Company acquired mineral claims located in the Santa Cruz Province of the Republic of Argentina, then known as the Dyakowski Property for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares have been issued and were subject to an Escrow Agreement dated March 2, 2004.

On June 30, 2005, the Company entered into an amending agreement whereby the Company amended the Escrow Agreement. This amending agreement was restated August 8, 2005 whereby the Company agreed to release the 4,999,998 shares of its common stock that were being held in escrow. Of the 4,999,998 released shares, 4,749,998 of these shares were returned to treasury and cancelled and 250,000 of these shares were released to an ex-director of the Company for the transfer of the mineral claims to the Company.

In addition, pursuant to the terms of a Share Purchase Agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director of the Company, the Company acquired a 100% interest in SCRN Properties Ltd. (SCRN), a Delaware corporation, the sole asset of which consisted of mineral claims located in the Rio Negro Province of the Republic of Argentina, known as the SCRN Property, for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares have been issued and were subject to an Escrow Agreement dated March 2, 2004.

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in mineral claims located in the Santa Cruz and Rio Negro Provinces of the Republic of Argentina, known as the Storm Cat Property. Subsequent to acquisition of these properties, the Company has accounted for expenditures by province. The Company wrote off the acquisition costs in a prior year.

d)	British Columbia Claims

On June 7, 2010, the Company acquired a group of three contiguous mineral tenures known as the Clapperton Property, covering an aggregate of approximately 825 hectares of land located in south central British Columbia, Canada, approximately 25 kilometers northeast of the town of Merritt, British Columbia. The total purchase amount was $324. Between May 25, 2011 and June 4, 2013, the Company made cash-in-lieu payments of approximately $11,848 (CDN$11,791) which advanced the expiry date of the three mineral tenures to December 7, 2013. During the fall of 2013, the Company performed preliminary exploration work on the property and subsequent to year-end submitted a report to the British Colombia government. The report was approved and extended the expiry date of the three mineral tenures to March 1, 2016.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 5 – MINERAL PROPERTY INTERESTS, continued

Mineral property interests expense reflected in the accompanying consolidated statements of operations relates to the following projects:

				December
	Years			21, 2001
	Ended			(Inception) to
	January 31,			January 31,
	2014	2013	2012	2014

Pinguino:
Assaying, testing and analysis	$74,840	$178,337	$256,359	$1,224,933
Camp, salaries and supplies	642,222	1,841,027	1,674,527	6,393,495
Claim maintenance	42,629	31,243	59,626	180,488
Drilling	425,463	1,680,359	3,020,527	10,738,224
Engineering	22,415	666,707	330,095	1,150,377
Environmental	12,233	35,518	139,647	187,398
Geological and geophysical	254,819	281,229	261,902	1,842,087
Metallurgical	11,230	264,543	1,064	346,274
Travel and accommodation	53,302	35,736	94,693	360,627
	1,539,153	5,014,699	5,838,440	22,423,903
Condor:
Camp, salaries and supplies	-	8,260	26,097	34,555
Claim maintenance	3,402	12,435	18,858	42,223
Environmental	23,486	-	-	23,486
Geological and geophysical	-	15,712	90,615	110,512
	26,888	36,407	135,570	210,776
Contreras and other Santa Cruz:
Assaying, testing and analysis	1,535	-	-	61,782
Camp, salaries and supplies	4,079	5,013	1,548	180,556
Claim maintenance	6,608	12,646	-	41,105
Environmental	23,899	4,900	-	28,799
Geological and geophysical	13,803	248	98,129	146,010
Travel and accommodation	200	-	-	29,014
	50,124	22,807	99,677	487,266
Rio Negro:
Assaying, testing and analysis	1,016	496	-	1,512
Camp, salaries and supplies	5,135	13,476	-	70,447
Claim maintenance	9,907	54,301	8,499	79,815
Geological and geophysical	3,874	602	-	44,309
Travel and accommodation	83	818	-	10,818
	20,015	69,693	8,499	206,901

British Columbia Claims and other:	6,330	4,067	3,781	45,907
	$1,642,510	$5,147,673	$6,085,967	$23,374,753

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Year	Year
	Ended	Ended
	January	January
	31, 2014	31, 2013

Accounts payable	$123,834	$244,741
Accrued professional fees	46,952	45,878
Accrued general liabilities	39,103	68,452
Accrued taxes and related interest	37,414	82,567
	$247,303	$441,638

NOTE 7 – LONG TERM DEBT

During the year ended January 31, 2014, the Company was assessed asset taxes in Argentina of approximately $30,770 ($166,169 Argentine pesos) related to a prior year. Given a current inflation rate in Argentina that is higher than the rate of interest charged by the Argentine government, the Company elected to pay this amount plus interest for a total of approximately $64,269 ($336,515 Argentine pesos) in 120 monthly installments. As a result of the devaluation of the Argentine peso during the period, the non-current portion as at January 31, 2014 is approximately $34,966. The current portion in the amount of $4,196 is included in accounts payable and accrued liabilities. The amount of the debt is unsecured.

NOTE 8 - RELATED PARTY TRANSACTIONS

A summary of director and officer compensation for the years ended January 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012
Salaries and benefits	$245,497	$161,199	$-
Consulting	422,547	394,885	685,521
Director fees	93,727	24,797	26,205
Stock-based compensation	-	374,535	431,949
	$761,771	$955,416	$1,143,675

As at January 31, 2014 the Company owed directors and officers officers $83,810 (2013 - $13,639). All balances owing were unsecured, non-interest bearing and had no fixed terms of repayment. All related party transactions were measured at the amount of consideration established and agreed to by the related parties.

Details of the related party transactions and balances, are as follows:

a)	During the year ended January 31, 2014, the Company paid or accrued consulting fees of $nil (2013 - $nil; 2012 - $3,594) to a former officer of the Company.

b)

During the year ended January 31, 2014, the Company paid consulting fees of $nil (2013 - $nil; 2012 - $373,696) and recorded stock based compensation of $nil (2013 - $nil; 2012 - $1,560) to a company owned by a former President of the Company. The 2012 fees included severance of approximately $225,000.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 8 - RELATED PARTY TRANSACTIONS, continued

c)

On January 7, 2011 the Company entered into a one year consulting agreement with a company controlled by the Company’s Chief Financial Officer whereby it agreed to pay a consulting fee for services ordinarily provided by a Chief Financial Officer of CDN$12,500 per month plus sales tax. In addition, on January 7, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to the Company’s Chief Financial Officer to purchase an aggregate of 150,000 shares of the Company’s common stock at an exercise price of $0.80 per share, for a three (3) year term expiring January 7, 2014. During March, 2012, pursuant to Board approval, the Company paid this company a discretionary cash bonus of CDN$10,000 plus sales tax. Effective January 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to CDN$15,000 per month plus sales tax. Effective January 1, 2013 respectively, the consulting agreement automatically renewed for one year. The Company’s Chief Financial Officer is currently providing services under the the terms of this agreement.

During the year ended January 31, 2014, the Company paid or accrued consulting fees of $173,958 (2013 - $181,442; 2012 - $167,098) and recorded stock based compensation of $nil (2013 - $103,049; 2012 - $135,649) related to this consulting agreement. At January 31, 2014 and 2013, the Company was indebted to an officer of this Company in the respective amounts of $7,028 and $5,422. On August 24, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to a company controlled by the Company’s Chief Financial Officer to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $1.15 (CDN$1.15) per share, for a five (5) year term expiring August 24, 2016. The options vested in four quarterly installments over 12 months commencing on November 1, 2011. On November 1, 2012 the Company granted stock options pursuant to its 2012 Stock Option Plan to a company controlled by the Company’s Chief Financial Officer to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $0.305 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately.

d)

On March 11, 2011, the Company entered into a consulting agreement with a company controlled by the Company’s Executive Vice President of Corporate Development whereby it agreed to pay a monthly consulting fee for services ordinarily provided by an Executive Vice President of Corporate Development of CDN$12,500 plus sales tax. In addition, on March 11, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to the Company’s Executive Vice President of Corporate Development to purchase an aggregate of 150,000 shares of the Company’s common stock at an exercise price of $1.04 per share, for a three (3) year term expiring March 11, 2014. The options vested in four quarterly installments over 12 months commencing on June 1, 2011.

During the year ended January 31, 2014, the Company paid or accrued consulting fees of $243,327 (2013 - $192,795; 2012 - $143,126) and recorded stock based compensation of $nil (2013 - $110,686; 2012 - $150,625) related to this consulting agreement. At January 31, 2014 and 2013, the Company was indebted to an officer of this Company in the respective amounts of $71,901 and $986. On August 24, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to a company controlled by the Company’s Executive Vice President of Corporate Development to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $1.15 (CDN$1.15) per share, for a five (5) year term expiring August 24, 2016. The options vested in four quarterly installments over 12 months commencing on November 1, 2011. Effective March 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to CDN$15,000 per month plus sales tax. In addition, effective January 20, 2012 until July 31, 2012 the VP Corporate Development assumed the additional role of interim President of the Company for which he was compensated an additional fee of approximately $2,500 per month. On November 1, 2012 the Company granted stock options pursuant to its 2012 Stock Option Plan to a company controlled by the Company’s Executive Vice President of Corporate Development to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $0.305 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately. The consulting agreement expired on February 28, 2014 and was not renewed. A total of approximately $91,284 (CDN$101,675) was was paid on February 26, 2014 which included a voluntary payment of approximately $67,335 (CDN$ 75,000) plus February consulting fees, vacation pay, reimbursement of expenses and a sales tax to a company controlled by the Company’s Executive Vice President of Corporate Development.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 8 - RELATED PARTY TRANSACTIONS, continued

e)

Effective August 1, 2012 the Company signed an employment agreement with its current President and CEO, pursuant to which the Company agreed to pay to him an annual salary of CDN$250,000 plus benefits, including 1,000,000 stock options, medical insurance and a bonus of up to 50% of his annual salary. On November 1, 2012 the Company granted its current President and CEO stock options pursuant to its 2012 Stock Option Plan to purchase an aggregate of 1,000,000 shares of the Company’s common stock at an exercise price of $0.305 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately.

During the year ended January 31, 2014, the Company paid its President and CEO salary and benefits of $245,497 (2013-$161,199, including a relocation allowance of $34,048 related to this employment agreement). In addition, consulting fees of $7,237 (CDN$7,000) were paid for services provided prior to this employment agreement. At January 31, 2014, the Company was indebted in the amount of $4,881 (2013-$7,231) related to this employment agreement.

f)

During the year ended January 31, 2014, the Company paid aggregate director fees of $93,727 to six directors (2013 - $24,797; 2012- $26,205) to five directors and recorded stock based compensation of $nil (2013 - $201,000; 2012 - $144,115) related to stock options granted to five directors (2012 - one director). In addition, during the year ended January 31, 2014, the Company paid (recovered) consulting fees of $nil (2013 - $nil; 2012 - ($1,993) to a Company controlled by one director and paid a Company related to another director approximately $5,262 (2013 - $13,411; 2012 - $nil) for consulting fees.

During the year ended January 31, 2014, the Company’s directors and officers exercised a total of nil (2013 – nil; 2012 - 1,042,500); stock options for $nil (2013 - $nil; 2012 - $478,700).

Additional related party transactions are disclosed in note 10 to these financial statements.

NOTE 9 – CONVERTIBLE DEBENTURE

Pursuant to a subscription agreement with Austral Gold Limited’s (“Austral”) Argentine subsidiary Austral Gold Argentina S.A. (“Austral Argentina”), dated July 2, 2013, the Company issued a non-interest bearing, unsecured convertible debenture (the “Debenture”) in the principal amount of $2,300,000 with a maturity date on or before July 2, 2014 (the “Maturity Date”). The convertible debenture is convertible into 8,389,176 Units at a conversion price of US$0.274163 (CDN$0.2882) per Unit. Each Unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at an exercise price of CDN$0.40 until July 2, 2018.

The Company may pay all or any part of the principal amount due under the Debenture at any time on or before the Maturity Date, without penalty or prepayment premium, by way of conversion but, only to the extent that the Company has received repayments of the Loan Receivable, as described in Note 3 to these financial statements. Terms of the Debenture also limit conversion to a maximum amount of 19.9% of the Company’s common shares outstanding immediately after giving effect to such conversion.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 9 – CONVERTIBLE DEBENTURE, continued

The Company has considered the guidance in the FASB Codification, and has determined that the Debenture does not contain a beneficial conversion feature, as the fair value of the Company’s common stock on the date of issuance was less than the conversion price. The fair value of the Debenture was charged to additional paid in capital as it has characteristics of an equity instrument since it may not be settled in cash.

The Company also considered whether the Units, once issued, contained an embedded derivative and concluded that they do not since they are denominated in Canadian dollars, the Company’s functional currency.

During the year ended January 31, 2014, the Company converted $2,040,000 of the outstanding principal amount of the $2,300,000 convertible debenture. The partial conversion, was effected at a conversion price of US$0.274163 (CDN$0.2882) per Unit and the Company issued 7,440,834 common shares and 3,841,829 warrants. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018. The relative fair value of the warrants in the amount of $353,726 was credited to additional paid in capital and $1,686,274 was credited to common shares. The Unit warrants were valued, using the Black Scholes valuation model, at each conversion date at prices ranging from $0.0322 -$$0.0706 per warrant. The range of assumptions used in the Black Scholes model were as follows:

Risk free interest rate	1.73%-2.11%;
Expected life of the warrants	4.46-4.96 years
Annualized volatility	87%-93%
Dividend rate	0%

NOTE 10 – CAPITAL STOCK

Stock Transactions

On December 21, 2001, the Company issued 5,000,000 shares of common stock to a former President of the Company at a price of $0.001 per share.

On January 31, 2002, the Company completed an offering of 4,620,000 shares of its common stock at a price of $0.02 per share to a total of forty-five purchasers for an aggregate amount of $92,400. The offering was completed pursuant to Regulation S of the Securities Act of 1933.

In connection with a change in control of the Company, its former president returned 4,600,000 common shares to the Company’s treasury for cancellation, for no consideration, prior to the stock dividend issued March 17, 2004.

Pursuant to the terms of a Mineral Property Acquisition Agreement, dated February 24, 2004, between the Company and a director of the Company, the Company acquired certain mineral claims located in the Santa Cruz Province of the Republic of Argentina, known as the “Dyakowski Property” for total consideration of 833,333 common shares of the Company.

Pursuant to the terms of a Share Purchase Agreement, dated February 24, 2004, between the Company and a former director of the Company, the Company acquired a 100% interest in SCRN Properties Ltd. for total consideration of 833,333 common shares of the Company.

The Company issued a stock dividend of two common shares for every one common share issued and outstanding as of March 15, 2004.

Effective February 11, 2004, the Company entered into a management agreement with a former director and officer for a period of one year which resulted in the payment of consulting fees plus a bonus of 200,000 common shares valued at $2,660 upon commencement of exploration on the Company’s Argentine properties.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 – CAPITAL STOCK, continued

Stock Transactions, continued

From April to June 2005, 2,000 non-voting Series A convertible preferred shares were converted into 2,222,223 common shares.

During June 2005, the Company issued 666,667 Units at a price of $0.30 per Unit for total proceeds of $200,000. Each Unit was comprised of one common share and a warrant to purchase one additional common share at $0.40 per share until June 30, 2007.

In August 2005, 4,749,998 escrowed shares were returned to the treasury and cancelled.

In March 2006, the Company issued 833,333 common shares on the conversion of a $250,000 promissory note.

In July 2006, the Company issued 200,000 common shares for proceeds of $50,000 on the exercise of stock options.

Between October 2, 2006 and January 18, 2007, the Company completed six private placements and issued an aggregate of 1,534,500 units for gross proceeds of $1,534,500. Each unit consisted of one common share and one half of one share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share at $1.75 per share on or before 24 months from the date of issuance. In the case of each private placement, each whole warrant entitled the holder to purchase one additional common at a purchase price of $1.75 for a period of 24 months from the closing date; provided, however, that if at any time the average closing price for shares of the Company’s common stock on either the TSX Venture Exchange in Canada or the OTC-Bulletin Board in the United States exceeds $2.25 for a period of 20 trading days or more, the Company shall have the right, upon written notice to the subscriber, to reduce the exercise period of the warrants to a period of 30 days beginning on the date of the written notice. The Company incurred aggregate expenses of $78,750 in the form of finder’s fees and other expenses for net proceeds of $1,455,750 for these six private placements.

On December 13, 2006, the Company issued 30,000 common shares to two employees as a bonus. The fair value of these shares at the date of issuance was $49,500.

On February 27, 2007, the Company completed a private placement and issued 130,720 units for gross proceeds of $156,864. Each unit consisted of one common share and one half of one share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share at $1.85 per share on or before February 27, 2009. The Company incurred share issue costs of $12,708, including finder’s fees in the amount of $11,340, in relation to the private placement.

Between March 12, 2007 and April 2, 2007 the Company issued 666,667 common shares for proceeds of $214,667 on the exercise of stock options.

On May 11, 2007, the Company issued 150,000 common shares to four employees as a bonus. The fair value of the shares at the date of issue was $202,500.

On May 31, 2007, the Company issued 666,667 common shares for proceeds of $266,667 on the exercise of 666,667 warrants.

On June 7, 2007, the Company issued 3,720,776 common shares on the conversion of three promissory notes with an aggregate face value of $1,250,000 and aggregate accrued interest of $140,068.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 – CAPITAL STOCK, continued

Stock Transactions, continued

On July 4, 2007, the Company completed a private placement and issued 1,800,000 units for gross proceeds of $2,070,000. Each unit consisted of one common share and one half of one share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share at $1.50 per share on or before July 4, 2009.

On August 7, 2007, the Company issued 180,000 units to a finder in payment of a finder’s fee pursuant to a finders’ fee agreement dated July 27, 2007. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant was exercisable into one common share at a price of $1.50 per warrant share until July 4, 2009. This finder’s fee was paid for services rendered by the finder, a registered broker-dealer, for services rendered in connection with a private placement with a qualified institutional buyer that the Company completed on July 4, 2007.

Between March 20, 2008 and March 25, 2008, the Company completed two brokered private placements and one non-brokered private placement and issued 3,080,000 units for gross proceeds of $3,850,000. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant exercisable at $1.60 for a period of 18 months. The Company paid cash commissions of $330,893 to an agent and co-operating broker as a commission and $5,000 for a finder’s fee for services rendered in the transaction. The agent applied $92,500 of this cash commission towards the purchase of an additional 74,000 units, which were issued at the same terms as the units issued in the brokered private placement.

Between March 20, 2008 and March 25, 2008, the Company issued an aggregate of 270,000 agent’s warrants to the agent and a co-operating broker as a commission for the proceeds raised by the agent and the co-operating broker in the brokered private placement. Each agent’s warrant entitled the holder to purchase one common share of the Company’s common stock at an exercise price of $1.30 for a period of 18 months. The agent’s warrants were valued, using the Black Scholes valuation model, at $87,934 and recorded as a cost of capital. The assumptions used in the Black Scholes model were as follows:

Risk free interest rate	2.6%-2.7%;
Expected life of the warrants	1-1.5 years
Annualized volatility	44%-63%
Dividend rate	0%

On March 25, 2008, the Company issued 25,000 share purchase warrants to a Canadian agent as part of the consideration for the Canadian agent’s services in acting as the Company’s sponsor regarding the Company’s listing application to the Canadian TSX Venture Stock Exchange. These share purchase warrants entitled the holder to purchase one share of the Company’s common stock at a price of $1.34 until March 25, 2009. The agent’s warrants were valued, using the Black Scholes valuation model, at $5,559 and recorded as a cost of capital. The assumptions used in the Black Scholes model were as follows:

Risk free interest rate	2.7%;
Expected life of the warrants	1 year
Annualized volatility	39%
Dividend rate	0%

On January 15, 2009, the Company sold an aggregate of 1,125,000 units to five Company directors for a purchase price of $0.10 for aggregate gross proceeds of $112,500. Each unit consisted of one common share and one non-transferable common share purchase warrant. Each of the share purchase warrants entitled the holder to purchase one additional common share of our company at an exercise price of $0.15 until their expiration date of January 15, 2011.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 – CAPITAL STOCK, continued

Stock Transactions, continued

Between March 29 and April 7, 2009, the Company issued an aggregate of 200,000 common shares to a director on the exercise of 200,000 stock options for aggregate proceeds of $50,000.

On each of April 24, 2009 and May 22, 2009, the Company completed a private placement and issued an aggregate of 1,913,116 units for gross proceeds of $593,500. Each unit consisted of one share of common stock and one non-transferable stock purchase warrant exercisable at $0.45 for a period of 24 months from the date of issuance.

On May 28, 2009, the Company issued 500,000 units on the conversion of a $50,000 convertible debenture. Each unit consisted of one share of common stock and one non-transferable stock purchase warrant exercisable at $0.15 for a period of 24 months expiring on May 28, 2011.

Between June 5, 2009 and October 13, 2009, the Company issued an aggregate of 350,000 shares of common stock to two of its directors for proceeds of $52,500 on the exercise of warrants.

Between June 18, 2009 and July 13, 2009, the Company completed two private placements and issued an aggregate of 1,182,272 units for gross proceeds of $650,250. Each unit consisted of one share of common stock and one non-transferable stock purchase warrant exercisable at $0.65 for a period of 24 months expiring on June 18, 2011.

On October 2, 2009, the Company issued 75,000 shares of common stock for proceeds of $28,000 on the exercise of stock options.

On November 12, 2009, the Company issued 1,000,000 units on conversion of two $50,000 convertible debentures. Each unit consisted of one share of common stock and one non-transferable stock purchase warrant exercisable at $0.15 for a period of 24 months expiring on November 12, 2011.

On November 27, 2009, the Company completed a brokered private placement of 5,960,813 units at a price of CDN$0.70 ($0.662) per unit for gross proceeds of CDN$4,172,570 ($3,940,038). Each unit consisted of one common share of the Company’s common stock and one-half of one non-transferable common share purchase warrant. Each warrant entitles the purchaser to purchase one additional common share of the Company at a price of CDN$0.90 ($0.90) for a period of two years after closing, subject to early expiration in the event that the common shares of the Company trade on the TSX-V or the OTCBB with an average closing price greater than CDN$1.25 ($1.25) for a period of 30 consecutive trading days. We also paid a cash commission of 6% or 236,760 (CDN$250,354) to an agent for services rendered in the closing of the private placement.

On November 27, 2009, the Company issued an aggregate of 357,648 non-transferrable broker warrants to the brokers as a commission for the proceeds raised by the brokers in the brokered private placement. Each brokers warrant entitled the holder to purchase one common share of the Company’s common stock at an exercise price of CDN$0.72 ($0.68) for a period of 1 year. The agent’s warrants were valued, using the Black Scholes valuation model, at $145,488 and recorded as a cost of capital. The assumptions used in the Black Scholes model were as follows:

Risk free interest rate	1.03%;
Expected life of the warrants	1 year
Annualized volatility	120%
Dividend rate	0%

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 – CAPITAL STOCK, continued

Stock Transactions, continued

On February 2, 2010, the Company issued a total of 75,000 shares of its common stock at $0.62 per share for proceeds of $46,500 on the exercise of 75,000 stock options.

On February 2, 2010, the Company issued 40,000 shares of its common stock at $0.25 per share to a former director for proceeds of $10,000 on the exercise of 40,000 stock options.

During the year ended January 31, 2011, the Company issued an aggregate of 775,000 shares of its common stock at $0.15 per share to two directors, to a company controlled by one the Company’s directors and to the spouse of one of the Company’s directors for proceeds of $116,250 on the exercise of 775,000 warrants.

Between June 21, 2010 and July 16, 2010, the Company issued an aggregate of 183,334 shares of its common stock at $0.25 per share for proceeds of $45,834 on the exercise of 183,334 stock options. 133,334 of the options exercised were exercised by one of the Company’s directors.

On September 27, 2010, the Company issued a total of 214,588 shares of its common stock at $0.702 (CDN$0.72) for proceeds of $150,212 on the exercise of 214,588 warrants.

On October 26, 2010, the Company completed a private placement and issued 10,804,706 units for gross proceeds of $7,120,069. Each unit consisted of one share of common stock and one common stock purchase warrant exercisable at $1.02 (CDN$1.14) for a period of five years expiring on October 26, 2015.

On October 28, 2010, the Company issued a total of 43,540 shares of its common stock at $0.706 (CDN$0.72) for proceeds of $30,477 on the exercise of 43,540 warrants.

On November 3, 2010, the Company issued 170,000 shares of its common stock at $0.45 per share for proceeds of $76,500 on the exercise of 170,000 warrants.

Between November 3, 2010 and January 12, 2011, the Company issued an aggregate of 200,000 shares of its common stock at $0.65 per share for proceeds of $130,000 on the exercise of 200,000 warrants.

On December 22, 2010, the Company issued 140,000 shares of its common stock at $0.37 per share to a director for proceeds of $51,800 on the exercise of 140,000 stock options.

On December 30, 2010, the Company issued 20,000 shares of its common stock at $0.49 per share to a director for proceeds of $9,800 on the exercise of 20,000 stock options.

On August 19, 2011, the Company closed a "bought-deal" offering in which it sold 8,700,000 units at a price of approximately $1.16 (CDN$1.15) per unit for gross proceeds of $10,120,058 (CDN$10,005,000) and net cash proceeds of $9,134,809. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for approximately $1.60 (CDN$1.60) until August 19, 2013.

Pursuant to the terms of the underwriting agreement, the underwriters collectively received an aggregate cash commission equal to 6% of the gross proceeds or $607,203 (CDN$600,300) and 522,000 broker warrants. Each broker warrant entitles the holder to purchase one unit at approximately (CDN$1.15) until August 19, 2013. The fair value of the broker’s warrants were valued at $124,343 at the date of grant using the Black Scholes pricing model with the following assumptions:

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 – CAPITAL STOCK, continued

Stock Transactions, continued

Risk free interest rate	0.87%;
Expected life of the warrants	2 years
Annualized volatility	77.5%
Dividend rate	0%

This amount has been recorded as a reduction to common stock and credited to additional paid-in capital. In addition, the underwriters were granted an over-allotment option to purchase up to an additional 1,305,000 units at approximately $1.15 (CDN$1.15) per unit and/or up to an additional 652,500 warrants, or any combination thereof, to cover over-allotments.

On August 30, 2011, the Company issued 300,000 shares of its common stock at $0.37 per share to its former President for proceeds of $111,000 on the exercise of 300,000 stock options.

On September 20, 2011, the Company issued 200,000 shares of its common stock at $0.37 per share to a former consultant of the Company for proceeds of $74,000 on the exercise of 200,000 stock options.

On November 2, 2011, the Company issued 100,000 shares of its common stock at $0.37 per share to its former President for proceeds of $37,000 on the exercise of 100,000 stock options.

On February 2, 2012, the Company issued 60,000 shares of its common stock at $0.25 per share to a former director for proceeds of $15,000 on the exercise of 60,000 stock options.

On February 16, 2012, the Company issued 160,000 shares of its common stock at $0.37 per share to the Company’s former President for proceeds of $59,200 on the exercise of 160,000 stock options.

On February 16, 2012, the Company issued 20,000 shares of its common stock at $0.37 per share to a former consultant for proceeds of $7,400 on the exercise of 20,000 stock options.

Pursuant to subscription agreements with Austral Gold Limited (“Austral”) and and its Argentine subsidiary Austral Gold Argentina S.A. (“Austral Argentina”), dated July 2, 2013, Argentex sold 8,632,000 Units to Austral and 242,824 Units to Austral Argentina for aggregate gross proceeds of $2,433,147 (CDN$2,557,724). Each Unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at an exercise price of CDN$0.40 until July 2, 2018. The relative fair value of the warrants in the amount of $418,258 was credited to additional paid in capital and $2,014,889 was credited to common shares. The Unit warrants were valued, using the Black Scholes valuation model, at $0.0569 per warrant. The assumptions used in the Black Scholes model were as follows:

Risk free interest rate	1.77%;
Expected life of the warrants	5 years
Annualized volatility	91%
Dividend rate	0%

At the closing, Argentex and Austral entered into an Investment Agreement that entitles Austral to nominate one member of the Board, an Assistant Secretary and one member of the Argentex Technical Advisory Board. The Investment Agreement also entitles Austral (and its affiliates) to certain anti-dilution rights. In the Investment Agreement, Austral agreed that it (and its affiliates) would not initiate or support any effort to gain control of Argentex and that it (and its affiliates) would refrain from acquiring any more than 19.9% of the issued and outstanding shares of Argentex unless otherwise agreed to by Argentex, and both Austral and Argentex agreed to discuss a potential business combination. The Investment Agreement remains in effect until such time as Austral (together with its affiliates) owns less than ten percent (10%) of the issued and outstanding shares of Argentex (on a partially diluted basis to include common shares that may be issued upon conversion of the convertible debenture). In the Investment Agreement, Austral also agreed that it would not transfer any of the securities purchased by it (and Austral Argentina) for one year after the closing, except for transfers to affiliates.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 – CAPITAL STOCK, continued

Stock Transactions, continued

The subscription proceeds of $2,366,574 from the sale of the Units to Austral were paid to the Company in Canada. The subscription proceeds of $66,573 from the sale of Units and $2,300,000 from the sale of the convertible debenture to Austral Argentina, aggregating $2,366,573, were received by the Company’s subsidiary in Argentina as 12,767,666 Argentine pesos. Immediately following the closing, SCRN Properties Ltd. made a loan in an amount equal to $2,300,000 (12,408,500 pesos) (note 3).

Upon conversion of the entire principal balance of the convertible debenture (but without adjusting for shares that may be issued upon exercise of warrants), and assuming no other shares are issued by Argentex before conversion, Austral and its affiliates would own approximately 19.9% of the issued and outstanding shares of Argentex. Each warrant contains a term prohibiting exercise by the holder if the exercise would result in the holder (together with its affiliates) having ownership of more than 19.9% of the issued and outstanding Company shares.

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Balance at January 31, 2011	18,760,501	$0.94
Issued	5,524,500	1.56
Exercised	(4,906,895)	0.50
Expired	(2,148,900)	0.85
Balance at January 31, 2012	17,229,206	1.28
Expired	(900,000)	1.25
Balance at January 31, 2013	16,329,206	1.28
Issued	8,157,829	0.36
Expired	(5,524,500)	1.51
Balance at January 31, 2014	18,962,535	$0.74

At January 31, 2014, the following share purchase warrants were outstanding and exercisable:

Number of	Exercise
Warrants	Price	Expiry Date
10,804,706	$1.02 (CDN$1.14)	October 26, 2015
8,157,829	$0.36 (CDN$0.40)	July 2, 2018
18,962,535

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 – CAPITAL STOCK, continued

Stock Options

On November 10, 2007, the board of directors approved the adoption of the 2007 Stock Option Plan which permitted the Company to issue up to 5,662,310 shares of common stock to Company directors, officers, employees and consultants. The 2007 Stock Option Plan was approved by the TSX Venture stock exchange and by the stockholders in September 2008.

At the Company’s Annual General Meeting held on September 18, 2012, the Company’s shareholders approved its 2012 stock option plan, which permits the Company to grant stock options to its employees, officers and directors and consultants to acquire up to an aggregate of 10% of the number of issued and outstanding common shares at the time of the grant. The Company can no longer grant stock options under its 2007 stock option plan but it will remain in effect until all of the stock options granted under it have either expired or been exercised. At the Company’s Annual General Meeting held on November 19, 2013, the Company’s shareholders re-approved its 2012 stock option plan.

On February 10, 2009, the board of directors granted 1,385,000 stock options. Of these stock options a total of 1,150,000 were issued to three directors, a total of 35,000 were issued to two employees and 200,000 were issued to an investor relations firm. These stock options were exercisable at $0.37, expire in five years on February 10, 2014 and vested in accordance with the Company’s stock option plan at 346,250 stock options each quarter. Of the total stock options issued, 970,000 were exercised and 15,000 were forfeited in prior years and the balance of 400,000 expired unexercised on February 10, 2014. These stock options were valued, using the Black Scholes valuation model, at $377,501 which is being recorded in consulting and investor relations fees in accordance with the Company’s stock option plan.

The assumptions used in the Black Scholes model were as follows:

Risk free interest rate	1.18%;
Expected life of the options	5 years
Annualized volatility	98%
Dividend rate	0%

On September 2, 2009, the Company granted 100,000 stock options to a director in consideration for services rendered. These stock options were exercisable at $0.675, were set to expire in three years on September 2, 2012 prior to being forfeited on February 22, 2012 and vested in four installments each in the amount of 25,000 stock options on March 2, 2010 and quarterly thereafter. The stock options were valued, using the Black Scholes valuation model, at $38,968 which were recorded in consulting fees in accordance with the Company’s stock option plan. The assumptions used in the Black Scholes model were as follows:

Risk free interest rate	1.15%;
Expected life of the options	3 years
Annualized volatility	90%
Dividend rate	0%

On January 19, 2010, the Company granted 550,000 stock options. Of these stock options, a total of 300,000 were granted to two directors, 150,000 to an officer and 100,000 to a consultant. These stock options were exercisable at $0.855 for five years and vested in accordance with the Company’s stock option plan at 137,500 stock options each quarter. Of the total stock options issued, 200,000 of these stock options were forfeited in prior years and 200,000 were forfeited during the year ended January 31, 2014 and. These stock options were valued, using the Black Scholes valuation model, at $325,198 which were recorded in consulting fees in accordance with the Company’s stock option plan.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 – CAPITAL STOCK, continued

Stock Options, continued

The assumptions used in the Black Scholes model were as follows:

Risk free interest rate	1.25%;
Expected life of the options	5 years
Annualized volatility	88%
Dividend rate	0%

On May 11, 2010, the Company granted 400,000 stock options to a director. These stock options are exercisable at approximately $0.57 (CDN$0.64), expire in five years on May 11, 2015 and vested in accordance with the Company’s stock option plan at 100,000 stock options each quarter. These stock options were valued, using the Black Scholes valuation model, at $248,616 which was recorded in consulting fees in accordance with the Company’s stock option plan. The assumptions used in the Black Scholes model were as follows:

Risk free interest rate	2.65%;
Expected life of the options	5 years
Annualized volatility	93%
Dividend rate	0%

On January 7, 2011, the Company granted 150,000 stock options to an officer of the Company. These stock options were exercisable at $0.80 for approximately three years and vested in accordance with the Company’s stock option plan at 37,500 stock options each quarter. 12,500 of these stock options were exercised in a prior year and the balance of 137,500 expired unexercised on January 14, 2014. The fair value of these stock options was valued at $72,435 at the date of grant using the Black Scholes pricing model with the following assumptions:.

Risk free interest rate	2.19%;
Expected life of the options	3 years
Annualized volatility	96%
Dividend rate	0%

On March 11, 2011, the Company granted 150,000 stock options to an officer of the Company. These stock options were exercisable at $1.04, were exercisable until they expired unexercised March 11, 2014 and vested in accordance with the Company’s stock option plan at 37,500 stock options per quarter. The fair value of these stock options were valued at $95,049 at the date of grant using the Black Scholes pricing model with the following assumptions:

Risk free interest rate	2.19%;
Expected life of the options	3 years
Annualized volatility	96%
Dividend rate	0%

Between August 24, 2011 and August 29, 2011, the Company granted options to purchase an aggregate total of 1,500,000 shares of its common stock to two officers, 14 employees and consultants of the Company. These stock options are exercisable at approximately $1.03 (CDN$1.15) per share, expire between August 23 and August 28, 2016 and vested in accordance with the Company’s stock option plan as 337,500 of these stock options vested on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012, and 25,000 of these stock options vested on November 29, 2011, February 29, 2012, May 29, 2012,

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 – CAPITAL STOCK, continued

Stock Options, continued

August 29, 2012, November 29, 2012 and February 28, 2013. Of the stock options granted, 40,000 were forfeited in a prior year and 265,000 were forfeited during the current year. The fair value of these stock options was valued at $761,695 at the date of grant using the Black Scholes pricing model with the following assumptions:

Risk free interest rate	1.6%;
Expected life of the options	5 years
Annualized volatility	86%
Dividend rate	0%

On November 1, 2012 the Company granted stock options to purchase an aggregate of 3,360,000 shares of its common stock. All options were granted with an exercise price of $0.27 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately. A total of 290,000 of these stock options were forfeited during the current year. The fair value of these stock options was valued at $540,288 at the date of grant using the Black Scholes pricing model with the following assumptions:

Risk free interest rate	1.16%;
Expected life of the options	3 years
Annualized volatility	86%
Dividend rate	0%

Stock option transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance at January 31, 2011	3,470,000	$0.59
Granted	1,650,000	1.15
Exercised	(1,242,500)	0.44
Expired	(300,000)	1.10
Balance at January 31, 2012	3,577,500	0.85
Granted	3,360,000	0.305
Exercised	(240,000)	0.34
Expired	(340,000)	0.81
Balance at January 31, 2013	6,357,500	0.58
Expired	(1,042,500)	0.69
Balance at January 31, 2014	5,315,000	$0.50

The weighted average fair value per stock option granted during the year ended January 31, 2014 was $nil (2013- $0.16; 2012 - $0.52) .

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 – CAPITAL STOCK, continued

Stock Options, continued

At January 31, 2014, the following stock options were outstanding:

Number of	Exercise
Stock Options	Price	Expiry Date
400,000	$ 0.37	February 10, 2014
150,000	$ 1.04	March 11, 2014
100,000	$ 0.855	January 19, 2015
400,000	$ 0.57 (CDN$ 0.64)	May 10, 2015
1,195,000	$ 1.03 (CDN$ 1.15)	August 23, 2016
3,070,000	$ 0.27 (CDN$0.305)	October 31, 2015
5,315,000

The fair value of stock options granted during the year ended January 31, 2014 was $nil (2013 - $540,288; 2012 - $856,744). The stock options granted in the year ended January 31, 2012 vested immediately, while the stock options granted in 2011 were recognized over the respective option vesting periods. At January 31, 2014, 5,315,000 (2013 – 6,332,500) stock options were exercisable.

Total stock-based compensation recognized during the year ended January 31, 2014 was $948 (2013 -$883,210; 2012 - $647,382). Stock-based compensation has been recorded in the consolidated statements of operations as follows, with corresponding additional paid-in capital recorded in stockholders' equity:

	Year	Year	Year
	Ended	Ended	Ended
	January	January	January
	31, 2014	31, 2013	31, 2012
Consulting fees	$948	$300,506	$509,196
Director fees	-	201,000	-
Mineral property interests	-	178,677	105,212
Salaries and benefits	-	203,027	32,974
	$948	$883,210	$647,382

The following range of weighted average assumptions were used for the Black-Scholes valuations of stock options granted during the year:

	Year	Year	Year
	Ended	Ended	Ended
	January 31,	January 31,	January 31,
	2014	2013	2012
Risk-free interest rate	N/A	1.16%	1.31-2.19%
Expected life of options	N/A	3 years	3-5 years
Annualized volatility	N/A	81%	86-96%
Dividend rate	N/A	0%	0%

As at January 31, 2014, the aggregate intrinsic value of all outstanding, vested stock options and exercised stock options was $nil (2013-$44,400).

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 11 - SEGMENTED INFORMATION

At January 31, 2014 and 2013, the Company and its subsidiary operated in two reportable segments. Identifiable assets and net loss in each geographic area are as follows:

	January 31,	January 31,
	2014	2013

Identifiable assets
Canada	$2,194,131	$2,161,650
Argentina	1,912,350	1,282,113
	$4,106,481	$3,443,763

	Year	Year	Year
	Ended	Ended	Ended
	January 31,	January 31,	January 31,
	2014	2013	2012

Net loss for the year
Canada	$1,753,202	$2,486,208	$2,569,352
Argentina	2,210,288	5,441,742	6,429,030
	$3,963,490	$7,927,950	$8,998,382

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value of Financial Instruments

The Company accounts for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the consolidated financial statements; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value.

The carrying values and fair values of the Company’s financial instruments were as follows:

		January 31, 2014		January 31, 2013
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$2,615,966	$2,615,966	$2,117,142	$2,117,142
Receivables	Level 2	$4,238	$4,238	$33,357	$33,357
Loan receivable	Level 2	$260,000	$260,000	$-	$-
Accounts payable	Level 2	$247,303	$247,303	$441,638	$441,638
Convertible debenture	Level 2	$260,000	$260,000	$-	$-
Due to related parties	Level 2	$83,810	$83,810	$13,639	$13,639
Long term debt	Level 2	$34,966	$34,966	$-	$-

The Company's cash and cash equivalents and short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The fair value of these balances approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

The cash equivalent instruments that are valued based on quoted market prices in active markets are primarily money market securities.

The fair value of accounts payable and accrued liabilities approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

The long term debt is payable in Argentine pesos and approximates the carrying amount as at January 31, 2014. The amount payable will change based on the change in the value of the Argentine Pesos as compared to the US dollar.

Risk Management

The Company’s activities expose it to credit, liquidity and market risks, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices. Market risk includes foreign exchange risk, interest rate risk and other price risk. Immediately after the Company’s financing on July 2, 2013, the Company initially mitigated the currency risk of the Company’s funds received in Argentina Pesos by loaning funds linked to the US dollar and having repayment of this loan guaranteed by Austral Gold Limited. With the funds from the repayment of this loan, for a period of time, the Company invested its excess Argentina Pesos in short-term deposits with an international bank and subsequently opened up a brokerage account with a registered broker in Argentina and invested in a fund designed to preserve capital and to mitigate foreign exchange risk. However, the Company is still exposed to foreign exchange risk in Argentina. The Company does not participate in the use of other financial instruments to mitigate other risks and has no other designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continued exploration of the Company’s mineral properties, and to limit exposure to risks. A description of the types of risk exposure and the way in which such exposures are managed follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and its loan receivable. The Company maintains its Canadian and US cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. The Company’s bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in its credit union accounts are guaranteed by the provincial government of British Columbia. The Company’s Canadian dollar bank account balance, at times, may exceed federally insured limits. The Company maintains its Argentinean pesos in an Argentinean bank deposit account and short term deposits with an international bank or an international registered broker dealer. The Company’s loan receivable is with an Argentine Mutual. The Company believes that its credit risk is minimal as the loan has been guaranteed by Austral Gold Limited. As part of the Company’s cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions. The Company has not lost any cash and does not believe its cash is exposed to any significant credit risk.

At January 31, 2014 and 2013, the Company had approximately $1,260,000 and $150,000, respectively in U.S. cash, $608,000 and $560,000 in Canadian cash, approximately 51,000 and $1,350,000, respectively in Canadian dollar term deposits guaranteed by the provincial government of British Columbia and Argentinian Nuevo pesos (“ARSs”) of $6,136,000 and $257,159 in an international bank. In early February 2014, the Company invested most of its ARS with an international broker dealer. In addition, the Company had a loan receivable in the amount of $260,000 from an Argentine Mutual.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its cash equivalents and its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time.

Foreign Exchange Risk

The Company is subject to foreign exchange risk for purchases denominated in foreign currencies. The Company operates outside of the U.S. primarily in Argentina and Canada and the Company is exposed to foreign currency risk due to the fluctuation between the currencies in which the Company operates in and the United States Dollar. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar. Management monitors its foreign currency balances and make adjustments based on anticipated need for foreign currencies.

At January 31, 2014, the Company was exposed to foreign exchange risk through the following assets and liabilities denominated in foreign currencies:

	Argentinian	CDN
	Peso (ARS)	Dollar ($)

Cash and cash equivalents	6,136,329	658,668
Accounts payable	(249,992)	(89,541)
Long term debt	(280,429)
Net exposure	(5,605,908)	569,127

The Company does not consider the loan receivable as having foreign exchange risk because Argentinian Peso repayments are linked to the US dollar.

As a result of the strengthening of the U.S. Dollar against the Argentinian Peso and the CDN Dollar, the Company experienced a foreign exchange loss of $283,632 during the year ( foreign exchange gains: 2013- $108,848; 2012 - $29,677).

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $120,995 in the net loss for the year ended January 31, 2014. The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on management's best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on the net loss of the Company.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

The Argentine government recently launched a series of regulations in order to control the sale of foreign currency. The measures aim to slow the rise in value of the American dollar, of which the Argentine Central Bank has had to reduce its reserves in order to avoid the continuing devaluation of the Argentine peso against the dollar and inflation. This could impact the purchasing power of the Company’s Argentine Pesos should it not be able to effectively hedge against any devaluation.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is held in non-interest bearing bank accounts and fixed rate interest bearing cash equivalents or short-term investments, management considers the interest rate risk to be limited.

Commodity Price Risk

The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company. A dramatic decline in commodity prices could impact the viability of the Company and the carrying value of its property. The Company is exposed to price risk with respect to commodity prices. There is minimal price risk at the present time as the Company is not yet in the production phase.

NOTE 13 – COMMITMENTS

Lease Commitments

On December 8, 2010, the Company entered into a five year lease agreement, commencing January 1, 2011 at approximately $6,954 (CDN$6,954) per month for the first three years of the lease, and approximately $6,544 (CDN$7,289) per month for the last two years of the term.

On July 25, 2011 the Company entered into a rental agreement for office space in La Plata, Argentina with a consultant, for the period July 2011 to June 2014 at a cost of $2,500 per month.

At January 31, 2014, the minimum future lease payments under the Company’s operating leases are as follows:

Fiscal year ended January 31, 2015      $ 91,024
Fiscal year ended January 31, 2016       $ 71,980

Consulting Commitments

At January 31, 2014, the minimum future payments under the Company’s consulting contracts are as follows:

Fiscal year ended January 31, 2015      $13,467

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 14 – INCOME TAXES

Income tax expense has not been recognized for the years ended January 31, 2014, 2013 and 2012 and no taxes were payable at January 31, 2014 and 2013 as the Company has incurred losses since its inception. The actual income tax benefit differs from the expected amounts calculated by applying the combined income tax rates applicable in each jurisdiction to the Company’s loss before income taxes. The components of these differences are as follows:

	Year ended	Year ended	Year ended
	January 31,	January 31,	January 31,
	2014	2013	2012
Net loss for the year before income tax	$(3,949,000)	$(7,906,000)	$(8,998,000)
Combined federal and provincial tax rate	26%	25%	26%

Expected income tax recovery	(1,020,000)	(1,977,000)	(2,373,000)
Items not deductible for tax purposes	21,000	218,000	168,000
Financing fees charged to equity	-	-	(247,000)
Effect of foreign exchange changes and	656,000	39,000	109,000
adjustments
Re-domicile tax effect	-	-	(1,420,000)
Change in valuation allowance	357,189	1,742,119	3,763,000
Income tax provision	$14,189	$22,119	$-

At January 31, 2014 and 2013, the Company had the following deferred tax assets. The Company established a 100% valuation allowance, as management believes it is more likely than not that the deferred tax assets will not be realized.

	January 31,	January 31,
	2014	2013
Capital assets and cumulative eligible capital	$22,000	$36,000
Mineral resource expenditures	5,733,000	5,721,000
Financing costs	189,000	170,000
Non-capital losses-Canada	3,591,000	3,251,000
Less: valuation allowance	(9,535,000)	(9,178,000)
	$-	$-

The Company has mineral resources tax assets of approximately $22,049,000 for Canadian tax purposes. These tax assets may reduce resource income in future years, and the tax assets may be carried forward indefinitely under normal operating circumstances. The Company has available non-capital losses of approximately $14,220,000 for Canadian income tax purposes.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 14 – INCOME TAXES, continued

These losses may be carried forward to reduce taxable income in future years until they expire:

2015	$454,000
2026	815,000
2027	480,000
2028	525,000
2029	1,313,000
2030	1,908,000
2031	2,296,000
2032	1,632,000
2033	2,213,000
2034	.2,177,000
$13,813,000

During the year ended January 31, 2014 the Company incurred $14,189 (2013-$22,119) in minimum taxes in Argentina. These taxes can be carried forward for ten years and applied to reduce taxable income.

At January 31, 2014, the Company has branch tax loss carry forwards in Argentina totaling approximately $2,180,000 that expire as follows:

2015	51,000
2016	159,000
2017	872,000
2018	741,000
2019	357,000

$2,180,000

The non-capital losses available to carry forward in the United States as at January 31, 2011 expired as a result of the re-domicile of the Company to Canada from the United States on June 2, 2012. The Company and its subsidiary file income tax returns in Canada and Argentina. These tax returns are subject to examination by local taxation authorities provided the tax years remain open to audit under the relevant statute of limitations. The following summarizes the open tax years by major jurisdiction:

Canada: 2011 to 2013 Argentina: and 2013

NOTE 15 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through May 13, 2014, the day the consolidated financial statements were issued and determined the following subsequent events and transactions require recognition and/or disclosure:

a)

Between February 17, 2014 and March 17, 2014 the Company received loan repayments of $260,000 plus taxes. In addition, it converted $260,000 of the outstanding principal amount of the $2.3 million convertible debenture and issued 948,342 common shares and 474,171 warrants at a conversion price of US$0.274163 (CDN$0.2882) per Unit. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018.

b)	Subsequent to year end, 1,090,000 stock options expired with exercise prices ranging from $0.37 to $1.04.